02028161

Johnson Matthey

Robert M. Talley
Vice President, General Counsel
and Secretary

March 18, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3220 0001 6259 4344

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

RECEIVED MAR 28 2002 354 SEC MAIL PROCESSING SECTION WASH, D.C.

Re: Johnson Matthey PLC - File No. 82-2272

SUPPL

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Dealings By Directors**	**13 March 2002**
2.	**Dealings By Directors**	**21 February 2002**
3.	**Announcement – Johnson Matthey Acquires Avocado Research Chemicals**	**11 February 2002**
4.	**Announcement – Repurchase of Shares in Johnson Matthey PLC**	**30 January 2002**
5.	**Dealings By Directors**	**17 January 2002**
6.	**Announcement – Johnson Matthey Announces Colours & Coating Rationalisation**	**15 January 2002**
7.	**Dealings By Directors**	**20 December 2001**

PROCESSED
APR 10 2002
THOMSON FINANCIAL

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

4/1

Enclosure
cc: S. A. Farrant (w/o encl.)

NORTH AMERICAN CORPORATE
460 East Swedesford Road, Wayne PA 19087-1880 TEL: (610) 971-3131, FAX: (610) 971-3022

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	I C Strachan
Person with Holding(s)	I C Strachan
Registered Holder(s)	As in 2 above
Connected Person(s)	n/a
Nature & Extent of transaction	Purchase of shares
Number of Shares/Amount of stock acquired	1,000
Percentage of Issued Class	less than 0.01%
Number of Shares/Amount of Stock Disposed	nil
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	£10.11
Date of Transaction	12 March 2002
Date Company Informed	13 March 2002
Total Holding Following this notification	1,000
Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:
A L Cossey, 020 7269 8461

Name of authorised company official responsible for making this notification
A L Cossey, 020 7269 861

Date of Notification: 13 March 2002

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick
D G Titcombe

Person with holding(s)
As above

Registered Holder(s)
Noble Lowndes Settlement Trustees Ltd as the Trustee of the Johnson Matthey UK Employee Share Participation Scheme.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Employee Share Participation Scheme.

Number of shares/amount of stock acquired

C R N Clark	142
N A P Carson	144
D W Morgan	144
J N Sheldrick	144
D G Titcombe	142

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.29

Date of transaction
20 February 2002

Date company informed
21 February 2002

Total holding following this notification

C R N Clark	26,236
N A P Carson	19,771
D W Morgan	18,456
J N Sheldrick	35,242
D G Titcombe	33,041

Total percentage holding of issued class following this notification
0.06%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 21 February 2002


Johnson Matthey News

11 February 2002

Johnson Matthey Acquires Avocado Research Chemicals

Johnson Matthey announces that it has acquired Avocado Research Chemicals Limited ("Avocado") a leader in the manufacture and supply of organic compounds for use in research laboratories.

Based in Heysham, Lancashire and employing around 70 people, Avocado has an excellent reputation as a supplier of specialised organic chemical products via its well-established catalogue. It also provides a custom synthesis service and sales of semi-bulk quantities of chemicals to its customers who are predominantly in the fine chemical and pharmaceutical industries as well as serving contract and academic research. It is already a significant supplier to Johnson Matthey, which has been its distributor in the US for five years.

Avocado will be integrated into Johnson Matthey's Research Chemicals Business, which has fast growing catalogue and Internet based sales operations established in the United States and Germany. The acquisition of Avocado offers important synergies in terms of product range, customer base and geographic coverage.

The initial purchase price of £25 million is subject to adjustment, based on subsequent performance of the Avocado business, up to a maximum of £34 million. Unaudited results for the year to 31st December 2001 showed an operating profit of £3.3 million.

Commenting on the acquisition Chris Clark, Chief Executive of Johnson Matthey, said:

"This is a further example of our strategy of making niche acquisitions in our core catalysts and chemicals businesses. We are delighted to have been able to acquire Avocado. It is a business that we know well and it provides an excellent fit with our

Enquiries:

Johnson Matthey

John Sheldrick
Group Finance Director
Tel: +44 (0)20 7269 8438

Ian Godwin
Group Public Relations Manager
Tel: +44 (0)20 7269 8410

existing Research Chemicals Business, an area that has achieved good growth in recent years."	

REPURCHASE OF SHARES IN JOHNSON MATTHEY PLC

Johnson Matthey Plc announces that on 30th January 2002, it purchased for cancellation 60,000 ordinary shares of Johnson Matthey Plc at an average price of 899.83 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 218,473,515.

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick
D G Titcombe

Person with holding(s)
As above

Registered Holder(s)
Noble Lowndes Settlement Trustees Ltd as the Trustee of the Johnson Matthey UK Employee Share Participation Scheme.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Employee Share Participation Scheme.

Number of shares/amount of stock acquired

C R N Clark	142
N A P Carson	142
D W Morgan	142
J N Sheldrick	142
D G Titcombe	142

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.39

Date of transaction
16 January 2002

Date company informed
17 January 2002

Total holding following this notification

C R N Clark	26,094
N A P Carson	19,627
D W Morgan	18,312
J N Sheldrick	35,098
D G Titcombe	32,899

Total percentage holding of issued class following this notification
0.06%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 17 January 2002


Johnson Matthey News

15 January 2002

Johnson Matthey Announces Colours & Coatings Rationalisation

Johnson Matthey plc has today announced that it is considering the closure of its Colours & Coatings site in Meir, North Staffordshire. This step is being considered because of the continuing decline in demand from the tableware sector and a need to rationalise production capacity. Production currently carried out on this site would be redistributed to other sites in the Division.

There should be no impact on customers caused by the proposed changes in the location of production. In the event that the site in Meir is to close, final production runs will take place in late summer. It is likely that over 300 jobs would be lost in total, the majority of which would be at the Meir facility.

The total charge for the proposed rationalisation has been estimated at £24m. However, after the sale of assets, the rationalisation should be cash positive for the Division. Savings of some £7m per year would be expected in the year beginning 1 April 2003.

Enquiries:

Johnson Matthey

Ian Godwin
Group Public Relations Manager
Tel: +44 (0)20 7269 8410

Howard Lee
Gavin Anderson & Co
Tel: +44 (0)20 7457 2345

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
D W Morgan
J N Sheldrick
D G Titcombe

Person with holding(s)
As above

Registered Holder(s)
Noble Lowndes Settlement Trustees Ltd as the Trustee of the Johnson Matthey UK Employee Share Participation Scheme.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Employee Share Participation Scheme.

Number of shares/amount of stock acquired

C R N Clark	148
N A P Carson	146
D W Morgan	146
J N Sheldrick	146
D G Titcombe	148

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.11

Date of transaction
19 December 2001

Date company informed
20 December 2001

Total holding following this notification

C R N Clark	25,952
N A P Carson	19,485
D W Morgan	18,170
J N Sheldrick	34,956
D G Titcombe	38,971

Total percentage holding of issued class following this notification
0.06%

Contact and telephone number for queries
Lynne Cossey
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Cossey
020 7269 8461

Date of Notification: 20 December 2001